Exhibit 2.1

[TRANSLATION]

BUSINESS INTEGRATION AGREEMENT

(JOINT SHARE TRANSFER AGREEMENT)

Daiichi Pharmaceutical Co., Ltd. (“Daiichi”) and Sankyo Company, Limited (“Sankyo”) (respectively referred to as a “Party” and collectively the “Parties”) hereby agree to a business integration of the Parties (the “Business Integration”) on the terms set forth below and execute this business integration agreement (this “Agreement”) on the date specified at the end hereof (the “Execution Date of this Agreement”).

PREAMBLE

(1)	The Parties have succeeded in creating world-class innovations such as CRAVIT and MEVALOTIN and have greatly contributed to the welfare and health of human beings.

(2)	The Parties have determined to integrate their businesses with the intention of making a leap forward in a new dimension that is beyond the framework of an individual company to further enhance their corporate value and fulfill their mission as leading pharmaceutical companies in Japan continuously in the 21st century in circumstances where globalization and structural change in the business environment of the pharmaceutical industry are in progress.

(3)	The Parties reached an agreement on the fundamental matters concerning the Business Integration by consultation and negotiation on the business integration, and executed a Memorandum of Understanding (the “MOU”) as of February 25, 2005.

(4)	The Parties have reached a definitive agreement on the terms and conditions of the Business Integration after further and repeated consideration, consultation and negotiation thereon based on the MOU.

Article 1  (Purpose of the Business Integration)

The Parties shall implement the Business Integration with the aim of forming a Japan based “global pharma-innovator company,” which continuously provides innovative products and services and is independently competitive in the world’s major markets in order to meet the unmet medical needs of patients and healthcare professionals.

Article 2 (Schemes and Schedules of the Business Integration)

The Business Integration shall be implemented through two phases – in the first phase, a joint holding company will be incorporated and in the second phase, the prescription pharmaceuticals businesses of the Parties under the control of the holding company will be integrated. The basic schemes and schedules of the Business Integration are generally as follows:

(1)	The First Phase
The Parties shall establish a joint holding company (the “Holding Company”) which will become the parent company that wholly owns the Parties, and the Parties will become wholly owned subsidiaries of the Holding Company, by means of a joint share transfer [kyoudo-kabushiki iten] (the “Share Transfer”), as provided for in Article 364 of the Commercial Code. The scheduled share transfer date shall be September 28, 2005. Accompanying the Share Transfer, the Parties will be delisted and the Holding Company shall be newly listed.

(2)	The Second Phase

The Parties plan to have their prescription pharmaceuticals businesses under the control of the Holding Company integrated into the Holding Company (the Holding Company, as it exists after such integration, shall be referred to herein as the “Integrated Company”) in or around April of 2007 and aim to achieve their expected effect of the integration by further enhancing their unity. For that purpose, the Parties shall, promptly after the Share Transfer, further proceed with preparations for the integration described above through the Holding Company’s function to promote the Business Integration. Details of the schemes and schedules of the second phase of the Business Integration will be determined by consultation between the Parties hereafter.

Article 3  (Considerations at the Integration Preparation Committee and the Functional Task Forces)

At the integration preparation committee organized in accordance with the MOU, the Parties shall separately consider placing the Parties’ over-the-counter pharmaceutical businesses under the control of the Integrated Company and the treatment of other non-pharmaceutical businesses. Within the functional task forces set up as a subcommittee of the integration preparation committee, the Parties shall disclose information and exchange opinions mutually concerning business strategies after the Business Integration, and mutually confirm their understanding of the major matters of business strategies etc. of the Holding Company.

Article 4  (Share Transfer)

The Parties shall jointly implement the Share Transfer upon obtaining the approval of a general meeting of shareholders of each Party, as prescribed in Article 7 hereof, in accordance with the following items.

(1)	Corporate Name of the Holding Company, etc.
The corporate name of the Holding Company shall be “Daiichi Sankyo Kabushiki Kaisha” [in Japanese] and “DAIICHI SANKYO COMPANY, LIMITED” in English. The corporate name of the Integrated Company shall be considered separately, with alternatives including new corporate names that do not contain the corporate names of the Parties. The corporate names of domestic subsidiaries and overseas subsidiaries, which promote the prescription pharmaceuticals business, shall follow the treatment of the corporate name of the Integrated Company.

(2)	Provisions of the Articles of Incorporation of the Holding Company
The provisions of the articles of incorporation of the Holding Company shall be substantially in the form attached hereto as an Exhibit.

(3)	Type and Number of Shares to be Issued by the Holding Company
The type of shares to be issued by the Holding Company upon the Share Transfer shall be common stock and the number thereof shall be seven hundred seventy-one million, four hundred ninety-eight thousand, and sixty-four (771,498,064); provided, however, that, as such number of shares is calculated based on the total number of issued and outstanding shares of each Party as of March 31, 2005 (the “ Calculation Date”), if Daiichi and Sankyo cancel their treasury shares respectively in accordance with Item 5 of this Article and if either Party has newly issued shares of common stock upon exercise of stock subscription rights and stock acquisition rights issued by such Party, from the day immediately following the Calculation Date to the day immediately preceding the scheduled share transfer date, the number of shares to be issued upon the Share Transfer shall be the sum of (a) and (b) below with fractional shares less than one (1) share rounded downwards.

(a)	The total number of issued and outstanding shares of Daiichi as of the Calculation Date minus the number of treasury shares that Daiichi has canceled since the day immediately following the Calculation Date plus the number of shares of common stock of Daiichi newly issued after the day immediately following the Calculation Date upon exercise of stock subscription rights and stock acquisition rights issued by Daiichi, multiplied by one point one five nine (1.159).

(b)

The total number of issued and outstanding shares of Sankyo as of the Calculation Date minus the number of treasury shares that Sankyo has canceled since the day immediately following the Calculation Date plus the number of shares of common stock of Sankyo newly issued after the day immediately following the Calculation Date upon exercise of stock acquisition rights issued by Sankyo.

(4)	Allotment of Shares to the Parties’ Shareholders

Upon the Share Transfer, the Holding Company shall allot the shares of the Holding Company to shareholders of each Party (including beneficial shareholders; the same shall apply hereinafter) whose names appear on the latest register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the day immediately preceding the scheduled share transfer date at the ratios set forth below (the “Exchange Ratios”), respectively.

(a)	Daiichi’s shareholders:
One point one five nine (1.159) shares of common stock of the Holding Company to one (1) share of common stock of Daiichi
(b)	Sankyo’s shareholders:
One (1) share of common stock of the Holding Company to one (1) share of common stock of Sankyo

(5)	Cancellation of Treasury Shares and Treatment of the Stock Subscription Rights and the Stock Acquisition Rights

Each Party shall hold a meeting of the Board of Directors during the period from August 1, 2005 to September 26, 2005, and cancel all of its own treasury shares owned at the time of the meeting on its own responsibility. Thereafter, each Party shall not purchase its own shares until the effective date of the Share Transfer except for cases in which shareholders exercise their statutory rights to sell their shares to the issuing company or other unavoidable cases. Each Party shall terminate all stock subscription rights and stock acquisition rights by September 26, 2005 that the Party has issued as of the Execution Date of this Agreement by means of canceling such rights, having the holders surrender such rights or taking other appropriate measures on its own responsibility. Each Party shall ensure that no stock acquisition rights or other options or rights to acquire shares of the Party are outstanding as of the effective date of the Share Transfer. If a Party makes any payment (irrespective of any form of payment, including, but not limited to, cancellation for payment and cancellation after purchase) to terminate the stock subscription rights and stock acquisition rights, the amount of such payment shall not exceed the amount of the value of such stock subscription rights and stock acquisition rights evaluated by reasonable measures.

(6)	Amount of Capital and Capital Reserve of the Holding Company

(a)	Amount of capital:	fifty billion yen (JPY 50,000,000,000)
(b)	Amount of capital reserve:	(i) the aggregate amount of existing net assets of the Parties as of the effective date of the Share Transfer less (ii) the aggregate amount of capital provided above and the amount to be paid for the Share Transfer provided for in Item 7 of this Article.

(7)	Amount to Be Paid for the Share Transfer [kabushikiiten koufukin]
Upon the Share Transfer, the Holding Company shall, within three (3) months after the scheduled share transfer date, make a payment of the amount to be paid for the Share Transfer, as specified below, as a substitute for interim dividends to be paid by each Party, to each Party’s shareholders and the registered pledgees whose names appear on the latest register of shareholders as of the day immediately preceding the scheduled share transfer date.

(a)	Daiichi’s shareholders and registered pledgees:
twenty-five (25) yen per one (1) share of common stock of Daiichi

(b)	Sankyo’s shareholders and registered pledgees:
twenty-five (25) yen per one (1) share of common stock of Sankyo

(8)	The Scheduled Share Transfer Date
The scheduled share transfer date shall be September 28, 2005, and registration of incorporation of the Holding Company shall be made on the same day; provided, however, that the Parties may change such date, by consultation between the Parties, if necessary for the procedure of the Share Transfer or other reason.

(9)	The Maximum Amount of Dividends to be Made by the Effective Date of the Share Transfer
Each Party may make a payment of dividends, within the limits of the following amounts respectively, to its respective shareholders and registered pledgees whose names appear on the latest register of shareholders as of March 31, 2005.

(a)	Daiichi’s shareholders and registered pledgees:
twenty-five (25) yen per one (1) share of common stock of Daiichi; and six billion, seven hundred ten million, one hundred thousand, five hundred seventy-five (6,710,100,575) yen in total

(b)	Sankyo’s shareholders and registered pledgees:
twenty-five (25) yen per one (1) share of common stock of Sankyo; and ten billion, seven hundred thirty-seven million, seven hundred twelve thousand, seven hundred twenty-five (10,737,712,725) yen in total

(10)	Directors of the Holding Company
The nominees for Directors of the Holding Company at the time of incorporation shall be as provided in Article 5, Paragraph 2 hereof.

(11)	Corporate Auditors of the Holding Company
The nominees for Corporate Auditors of the Holding Company at the time of incorporation shall be as provided in Article 5, Paragraph 8 hereof.

(12)	Remuneration for Directors and Corporate Auditors of the Holding Company
The total amount of remuneration for Directors of the Holding Company shall be not more than four hundred fifty million (450,000,000) yen per fiscal year and that of Corporate Auditors shall be not more than one hundred twenty million (120,000,000) yen per fiscal year.

(13)	Accounting Auditor of the Holding Company
The nominee for accounting auditor of the Holding Company at the time of incorporation shall be KPMG AZSA & Co.

(14)	Implementation of a Joint Share Transfer
The Parties shall jointly incorporate the Holding Company by way of a share transfer as provided for in Article 364 of the Commercial Code; provided, however, that if either Party fails to obtain approval concerning the matters of the Share Transfer at a general meeting of its shareholders, as prescribed in Article 7 hereof, the other Party shall not implement the Share Transfer either. Each Party shall implement the Share Transfer upon the condition that regulatory approvals and other requirements of the relevant authorities, as provided for in the laws and ordinances of Japan and other countries, have been obtained and satisfied.

Article 5  (Corporate Governance)

1.	The Holding Company shall, in principle, adopt the Corporate Auditor system and the Executive Officer system as a style of corporate governance.

2.	The nominees for Directors at the time of incorporation of the Holding Company shall be as below. The last four (4) nominees listed below shall be nominees for Outside Directors, as provided for in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Chairman of the Board and Representative Director:

Kiyoshi Morita (currently President and Representative Director of Daiichi)

President and Representative Director (CEO):

Takashi Shoda (currently President and Representative Director of Sankyo)

Director:

Hiroyuki Nagasako (currently Executive Vice President and Representative Director of Daiichi)

Director:

Hideho Kawamura (currently Executive Vice-President and Representative Director of Sankyo)

Director:

Yasuhiro Ikegami (currently Executive Vice-President and Representative Director of Sankyo)

Director:

Tsutomu Une (currently Managing Director of Daiichi)

(Outside) Director:

Kunio Nihira

(Outside) Director:

Yoshifumi Nishikawa

(Outside) Director:

Jotaro Yabe

(Outside) Director:

Katsuyuki Sugita

3.	The Chairman of the Board and Representative Director shall act as chairperson at the meetings of the Board of Directors of the Holding Company, and the President and Representative Director (CEO) shall act as chairperson at the meetings of the management committee.

4.	The Board of Directors of the Holding Company shall determine important matters concerning management and operation of the Holding Company, in addition to the matters provided for in the laws and ordinances and Articles of Incorporation, and supervise the performance of duties by the Directors.

5.	The President and Representative Director (CEO) shall determine matters concerning operation of the Holding Company other than the matters provided for in the immediately preceding Paragraph.

6.	The President and Representative Director (CEO) shall have authority and responsibility concerning operation of the Holding Company.

7.	The management committee of the Holding Company shall consist of the President and Representative Director (CEO) and Directors other than the Outside Directors. The President and Representative Director (CEO) may request Executive Officers or employees to attend meetings of the management committee. The management committee, as an advisory body of the President and Representative Director (CEO), shall consider matters concerning operation of the Holding Company including matters concerning business strategies of the DAIICHI SANKYO group and the Business Integration.

8.	The nominees for Corporate Auditors at the time of incorporation of the Holding Company shall be as below. The first two (2) nominees listed below shall be nominees for Full-Time Corporate Auditors as provided for in Article 18, Paragraph 2 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies [Kabushiki-Kaisha] and the last two (2) nominees listed below shall be nominees for Outside Corporate Auditors as provided for in Article 18, Paragraph 1 of the same law.

(Full-Time) Corporate Auditor:

Kozo Wada (currently Full-Time Corporate Auditor of Sankyo)

(Full-Time) Corporate Auditor:

Atsuo Inoue (currently Managing Director of Daiichi)

(Outside) Corporate Auditor:

Kaoru Shimada (currently Outside Corporate Auditor of Sankyo)

(Outside) Corporate Auditor:

Koukei Higuchi (currently Outside Corporate Auditor of Daiichi)

9.	Executive Officers of the Holding Company at the time of its incorporation shall include the Chairman of the Board and Representative Director, the President and Representative Director (CEO) and several other persons, and the Parties shall determine by mutual consultation the nominees therefor and the businesses such officers will be in charge of. Executive Officers of the Holding Company thereafter shall include the Chairman of the Board and Representative Director, the President and Representative Director (CEO) and several other persons, and the nominees therefor and the businesses such officers will be in charge of shall be proposed to the Board of Directors by the President and Representative Director (CEO) and decided by the Board of Directors.

10.	The term of office of Directors and Executive Officers shall be one (1) year and the term of office of Corporate Auditors shall be four (4) years pursuant to Article 273, Paragraph 1 of the Commercial Code; provided, however, that the term of office of Corporate Auditors at the time of the incorporation of the Holding Company shall be one (1) year pursuant to Article 273, Paragraph 2 of the Commercial Code.

11.	The President and Representative Director (CEO) shall act as chairperson at general meetings of shareholders of the Holding Company and the Integrated Company and, if the President and Representative Director (CEO) is unable to so act, another representative director shall so act.

Article 6  (Other Matters Concerning the Holding Company)

1.	The functions of the Holding Company at the time of its incorporation shall be to manage the business strategies of the Daiichi Sankyo group and to promote the Business Integration and other management functions (business management, accounting, IR, etc.). Any addition, change and others of the functions and organizations of the Holding Company thereafter shall be proposed to the Board of Directors by the President and Representative Director (CEO) and decided by the Board of Directors.

2.	The headquarters of the Holding Company shall be located at 5-1, Nihonbashi Honcho 3-chome, Chuo-ku, Tokyo (the location of Sankyo’s headquarters). The headquarters of the Integrated Company shall be located at the same address.

3.	The securities exchanges that the Holding Company’s share certificates are to be listed on shall be the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange.

4.	The stock transfer agent of the Holding Company shall be UFJ Trust Bank Limited.

Article 7  (Share Transfer General Shareholders’ Meeting)

1.    Daiichi and Sankyo shall respectively hold a general meeting of shareholders on June 29, 2005 (the “Share Transfer General Shareholders’ Meeting”) and submit an agenda concerning the matters provided for in Article 4 hereof and other matters concerning the Share Transfer, and make a reasonable effort to obtain the approval of the shareholders with regard to such agenda; provided, however, that the Parties may, by consultation between the Parties, change such date on which the Share Transfer General Shareholders’ Meeting is to be held, if necessary for the procedure of the Share Transfer or other reasons.

2.    The Parties shall, as the occasion demands, consult and confirm with each other in order to avoid errors or inconsistencies with regard to the procedures for and contents of approval to be requested at each Party’s Share Transfer General Shareholders’ Meeting.

3.    If either Party fails to obtain the approval prescribed in Paragraph 1 of this Article at the Share Transfer General Shareholders’ Meeting, the Parties shall consult on measures thereafter in good faith.

Article 8  (Management of Corporate Assets etc.)

1.    Each Party shall recognize that it is the common purpose of both Parties to smoothly complete the Business Integration, and shall carry on its business and manage its assets with the care of a good manager during the period from the execution of this Agreement until the effective date of the Share Transfer. If a Party plans to engage in any act that may have a materially adverse effect on its financial condition or its rights or obligations, such Party shall obtain the other Party’s consent in advance, except for those acts that have already been disclosed in writing to the other Party by the Execution Date of this Agreement.

2.    The Parties shall jointly make preliminary consultation with the Fair Trade Commission of Japan concerning the Business Integration, as necessary, after consultation with each other, and if the Parties are advised that the Business Integration involves any issue under the Act Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade (the “Anti-monopoly Act”) as a result of such consultation, the Parties shall consult on remedial measures therefor in good faith and shall cooperate in taking such measures. The expenses for taking such measures (including all losses caused by the divestiture of businesses, if such divestiture is necessary) shall be deemed as common expenses for the Business Integration and shall have no effect on the Exchange Ratios. The Parties shall make filings under the anti-trust laws of each applicable country including the Hart-Scott-Rodino Antitrust Improvements Act of the United States and EU competition law, as necessary, after consultation with each other, and take measures therefor in the same manner prescribed in the immediately preceding two (2) sentences.

Article 9  (Review of the Exchange Ratios)

If either Party is subject to either of the following events, the other Party may request such Party to review the Exchange Ratios prescribed in Article 4, Item 4 hereof. In such case, the Parties shall adjust the Exchange Ratios upon consultation in good faith between the Parties.

(1)	After the execution of this Agreement, any matter which has a significantly material adverse effect on the Exchange Ratios is newly discovered.
(2)	After the execution of this Agreement, any matter which has a significantly material adverse effect on the Exchange Ratios occurs.

Article 10  (Representations and Warranties)

Each Party represents and warrants to the other Party that all documents and information disclosed by the Party to such other Party in the process of consultation and agreement for the MOU and this Agreement are correct in all material respects as of the execution of this Agreement to the knowledge of the Officers (a general term for Directors, Corporate Auditors and Executive Officers; the same shall apply hereinafter) and employees of the Party who are involved in such process.

Article 11  (Confidentiality)

1.	Each Party shall not disclose or leak to any third party, without the prior written consent of the other Party, any and all information which has been disclosed or will be disclosed hereafter by the other Party with respect to the Business Integration, or the contents of this Agreement (whether in oral or written form, via e-mail or by any other means) (collectively, “Confidential Information”) and shall not use such information for any purpose other than the purposes of the Business Integration, except for cases of disclosing such information in compliance with a confidentiality obligation equivalent to that provided for in this Article, to a minimum number of its Officers and employees (including Officers and employees of its subsidiaries), attorneys, public accountants, investment bankers and other external professionals, or being required to disclose such information pursuant to any relevant laws or ordinances or rules of securities exchanges of Japan or other countries; provided, however, that information corresponding to any of the following shall be excluded from Confidential Information:

(a)	Information that is publicly known at the time of receipt thereof or has become publicly known after receipt thereof without any cause that is attributable to the receiving Party;
(b)	Information that the receiving Party has already received at the time of receipt thereof;
(c)	Information that the receiving Party has obtained from a duly authorized third party legally and without any restriction of a confidentiality obligation; or
(d)	Information that the receiving Party has obtained independent of the Confidential Information.

2.	Attorneys, public accountants, investment bankers and other external professionals to whom each Party may disclose the Confidential Information shall be restricted to those whom the Parties mutually agree to.

3.	If this Agreement is terminated without the Business Integration being implemented, each Party shall promptly meet the request of the other Party for return or disposition of any material containing the Confidential Information of such other Party.

4.	Obligations of each Party provided for in this Article shall remain in force during the term of this Agreement and for five (5) years thereafter.

Article 12  (Prohibition of Solicitation)

1.	Unless otherwise agreed by the Parties, each Party shall not solicit to hire any Officers or employees of the other Party as Officers or employees of its own or its affiliates for two (2) years from the Execution Date of this Agreement; provided, however, that each Party shall not be prohibited from publicly posting employment advertisement in the ordinary course of its business.

2.	Unless otherwise agreed by the Parties, each Party shall not use the Confidential Information to solicit customers or other counterparties of the other Party in order to obtain those customers or other counterparties as customers or counterparties of itself or its affiliates for two (2) years from the Execution Date of this Agreement.

3.	Each Party’s obligations prescribed in the immediately preceding two (2) Paragraphs shall be terminated if and at the time the Share Transfer takes effect.

Article 13  (Public Announcement)

Each Party shall not publicly announce the terms of the Business Integration under this Agreement without the prior consent of the other Party and shall determine the content, timing and method of press releases and other public announcements (the “Contents, etc. of the Public Announcement”) by mutual consultation with the other Party, except where a public announcement is required pursuant to relevant laws or ordinances or rules of securities exchanges of Japan or other countries. In such case, the Parties, to the extent possible, shall confirm the Contents, etc. of the Public Announcement in advance by consultation.

Article 14  (Damages)

1.	If either Party breaches this Agreement (except for cases in which, even though such Party requested approval at its general meeting of shareholders concerning the matters of the Share Transfer in accordance with Article 7 hereof, such Party fails to obtain the approval at the general meeting of shareholders; the same shall apply hereinafter) or any representations or warranties prescribed in Article 10, the other Party has the right to claim damages against the breaching Party.

2.	The Parties are fully aware that if either Party breaches this Agreement, the other Party is likely to face an imminent risk or incur significant damages, and understand without objection that, to avoid or retrieve such damages, the other Party needs to take forcible execution, civil preservation (including provisional attachment, provisional disposition pertaining to the subject-matter in dispute and provisional disposition in order to establish provisional status) and any other remedies in addition to the claim of damages provided for in the immediately preceding Paragraph.

Article 15  (Termination of this Agreement)

1.	If any of the following events occurs to either Party, the other Party may terminate this Agreement by sending a written notice to such Party prior to the effectuation of the Share Transfer; provided, however, that this Paragraph shall not prevent the other Party that so terminates this Agreement from claming damages against the Party that is subject to such event because of breach of this Agreement.

(1)	Although such Party has been subject to either of the events prescribed in Article 9, Item 1 or 2 hereof, the Parties fail to agree on the change of the Exchange Ratios within a period of thirty (30) days after the commencement of consultation.

(2)	Such Party fails to obtain approval with respect to the matters of the Share Transfer at the Share Transfer General Shareholders’ Meeting even though such Party submitted the agenda to the meeting, or the Share Transfer General Shareholders’ Meeting is closed without such Party submitting the agenda to the meeting.

(3)	Representations and warranties of such Party set forth in Article 10 hereof are untrue in material respects and it is evident that such fact have a significantly material adverse effect on the Exchange Ratios.

(4)	Such Party breaches any provision of this Agreement and such breach is material and is not remedied within two (2) weeks after notification of such breach to the breaching Party by the other Party.

2.	If the Share Transfer does not take effect by March 31, 2006, because the Parties could not resolve problems under the Anti-monopoly Act or other anti-trust laws of any applicable country, after good faith consultations with regard to the measures to resolve such problems in accordance with Article 8, Paragraph 2 hereof, each Party may terminate this Agreement by sending a written notification to the other Party. In this case, the terminating Party shall have no responsibility to the other Party for such termination.

3.	If this Agreement is terminated, the Parties shall consult, in good faith, with regard to the measures to be taken thereafter.

4.	The provisions of Articles 11 through 14, proviso of Paragraph 1 of this Article, the immediately preceding Paragraph and this Paragraph, and Articles 16 through 22 shall remain in force after the termination of this Agreement.

Article 16  (Notice)

Notices to be given pursuant to this Agreement shall be delivered by hand or sent by prepaid registered express mail to the following addresses for each Party. Such notices shall be deemed to have reached the other Party at the time of hand delivery or after three (3) business days following the day on which such notices are dispatched for mail delivery. The addresses of each Party may be changed by providing a notice to the other Party in accordance with the manner provided for in this Article.

(a)	Notices to Daiichi to:

14-10, Nihonbashi 3-chome, Chuo-ku, Tokyo, 103-8234

Daiichi Pharmaceutical Co., Ltd.

Attention:    President and Representative Director    Kiyoshi Morita

(b)	Notices to Sankyo to:

5-1, Nihonbashi Honcho 3-chome, Chuo-ku, Tokyo, 103-8426

Sankyo Company, Limited

Attention:    President and Representative Director    Takashi Shoda

Article 17  (Prohibition of Transfer of Rights and Obligations)

Each Party shall not sell or transfer to any third party all or any part of its rights or obligations under this Agreement without obtaining the prior written consent of the other Party.

Article 18  (Expenses)

Unless otherwise agreed by the Parties, each Party shall bear its own expenses incurred relating to the execution and performance of this Agreement; provided, however, that if either Party breaches this Agreement and the Business Integration is not implemented due to such breach, the other Party may claim against such Party for such expenses reasonably caused by such breach.

Article 19  (Entire Agreement)

This Agreement is the entire agreement of the Parties on the matters provided for herein and shall supersede any and all previous agreements between the Parties on such matters.

Article 20  (Governing Law)

This Agreement shall be governed by, and construed in accordance with, the laws of Japan.

Article 21  (Jurisdiction)

Any disputes relating to this Agreement shall be subject to the exclusive jurisdiction of the Tokyo District Court as the court of first instance.

Article 22  (Matters to be Consulted in Good Faith)

With respect to any matter not set forth in this Agreement or any uncertainties regarding the interpretation of any provision in this Agreement, the Parties shall, in good faith, consult and make efforts to settle such matters.

IN WITNESS WHEREOF, the Parties prepare two (2) originals of this Agreement and affix their signatures hereon, each Party retains one (1) executed original hereof.

May 13, 2005

14-10, Nihonbashi 3-chome, Chuo-ku, Tokyo Daiichi Pharmaceutical Co., Ltd. President and Representative Director /s/ Kiyoshi Morita	5-1, Nihonbashi Honcho 3-chome, Chuo-ku, Tokyo Sankyo Company, Limited President and Representative Director /s/ Takashi Shoda
Kiyoshi Morita	Takashi Shoda

[English Translation]

EXHIBIT

ARTICLES OF INCORPORATION

OF

DAIICHI SANKYO COMPANY, LIMITED

Chapter 1        General Rules

Article 1 (Corporate Name)

The corporate name of the Company shall be Daiichi Sankyo Kabushiki Kaisha and in English DAIICHI SANKYO COMPANY, LIMITED.

Article 2 (Purpose)

The business purposes of the Company shall be as follows:

(1)	Manufacture, sale & purchase and export & import of drugs, quasi-drugs, medical devices such as equipments and instruments, medical supplies, dental materials and sanitary materials, veterinary drugs, cosmetics, agrochemicals, reagents, fragrant materials, dietary supplemental foods and beverages made from vitamins, minerals, enzymes and other materials, nursery foods, food additives, yeasts for bread, seasonings, livestock foods, livestock food additives, chemicals, industrial chemicals, radiopharmaceuticals and other kinds of chemicals;
(2)	Sale & purchase and export & import of foods and daily necessities;
(3)	Sale & purchase and export & import of products relating to those set forth in the foregoing clauses, and other machines and equipments;
(4)	Manufacture and wholesale of alcoholic liquor, refreshing beverage and drinking water;
(5)	Undertaking of test and research concerning safety of chemicals;
(6)	Sale & purchase, lease, management and brokerage of real estate;
(7)	Publishing business;
(8)	Motor vehicle carrier business;
(9)	Casualty insurance agency business and business relating to offering of life insurance;
(10)	Control and management of the business activities of the companies carrying out the businesses set forth in the foregoing clauses by owning the shares of such companies; and
(11)	Any business and investment incidental to or related with the foregoing clauses.

Article 3 (Location of Principal Office)

The principal office of the Company shall be located in Chuo-ku, Tokyo.

Article 4 (Method of Public Notice)

Public notice of the Company shall be inserted in The Nihon Keizai Shinbun.

Chapter 2        Shares

Article 5 (Total Number of Shares)

The total number of shares authorized to be issued by the Company shall be two billion and eight hundred million (2,800,000,000). If shares are retired, the number of such shares shall be decreased.

Article 6 (Acquisition of Treasury Stock)

The Company may purchase treasury stock by resolution of the Board of Directors in accordance with Item 2, Paragraph 1, Article 211-3 of the Commercial Code.

Article 7 (Number of Shares constituting One Unit)

The number of shares constituting one unit of the Company shall be one hundred (100).

Article 8 (Non Issuance of Share Certificates for Shares Less Than One Unit)

The Company shall not issue share certificates for any shares less than one unit (“Shares Less Than One Unit”). Provided, however, that if Share Handling Regulation provides otherwise, this Article shall not be applied.

Article 9 (Additional Purchase of Shares Less Than One Unit)

Shareholders who hold the Shares Less Than One Unit of the Company (including beneficial shareholders. Same shall apply hereinafter.) may request, as set forth in the Share Handling Regulations, the Company to sell the number of shares that will constitute one unit when combined with the Shares Less Than One Unit held by such shareholder.

Article 10 (Transfer Agent)

10.1    The Company shall have a transfer agent for its shares.

10.2    The transfer agent and its business place shall be determined by the resolution of the Board of Directors, and shall be placed for the public notice.

10.3    The register of shareholders and the register of beneficial shareholders of the Company (collectively, “Register of Shareholders, etc.”) and the register of lost-share-certificate shall be maintained at the business place of the transfer agent, and the Company shall have the transfer agent undertake, and the Company shall not undertake, all business relating to shares such as entry of name change of shareholders in the Register of Shareholders, etc., purchase and additional purchase of Shares Less Than One Unit, and procedures for invalidating share certificates.

Article 11 (Share Handling Regulation)

Matters relating to shares such as denominations of share certificates, entry of name change of shareholders in the Register of Shareholders, etc., purchase and additional purchase of Shares Less Than One Unit, and procedures for invalidating share certificates shall be governed by the Share Handling Regulation established by the resolution of the Board of Directors.

Article 12 (Record Date)

12.1    The Company shall deem the shareholders having voting rights who are registered or recorded on the final Register of Shareholders, etc., as of March 31 each year to be the shareholders eligible to exercise voting rights at the Ordinary General Meeting of Shareholders for the accounting period.

12.2    The Company may set a record date by the resolution of the Board of Directors upon giving prior public notice thereof for determination of the shareholders eligible to receive Interim Dividends provided for in Article 39 hereof or for other necessities.

Chapter 3        General Meeting of Shareholders

Article 13 (Convocation)

13.1    The Ordinary General Meeting of Shareholders shall be convened in June every year, and an Extraordinary General Meeting of Shareholders shall be convened at any time as necessary.

13.2    The General Meetings of Shareholders shall be held at the place where the principal office is located or other places in the wards within Tokyo.

Article 14 (Person to Convene and Chairperson)

A President and Representative Director shall convene the General Meeting of Shareholders pursuant to the resolution of the Board of Directors and act as chairperson thereof. If the President and Representative Director is unable to so act, one of the other Representative Directors shall act as chairperson pursuant to the resolution of the Board of Directors.

Article 15 (Exercise of Voting Rights by Proxy)

15.1    Shareholders or their legal representative may appoint another shareholder having voting rights of the Company as their proxy and exercise their voting rights through the proxy. Provided, however, that the number of the proxy shall be limited to one (1).

15.2    In the event of Clause 15.1, the shareholders or the proxy must submit to the Company a document establishing power of representation for each General Meeting of Shareholders.

Article 16 (Method of Resolution)

16.1    Resolutions at the General Meeting of Shareholders shall be adopted by a majority of voting rights of shareholders present, unless otherwise provided by laws and ordinances or by these Articles of Incorporation.

16.2    For the special resolution provided for in Article 343 of the Commercial Code, shareholders representing at least one-third (1/3) of voting rights of all shareholders shall be present, and the special resolution shall be adopted by at least two-thirds (2/3) of the voting rights represented by such shareholders present.

Article 17 (Minutes of General Meeting of Shareholders)

The proceedings of the General Meeting of Shareholders shall be registered or recorded in the minutes with printed name and seal affixed or electronic signature affixed by the chairperson and Directors present, and the minutes shall be maintained at the Company.

Chapter 4        Director and Board of Directors

Article 18 (Number)

The number of Directors shall be fourteen (14) or less.

Article 19 (Election)

19.1    Directors shall be elected at the General Meeting of Shareholders.

19.2    Directors shall be elected by a majority of the voting rights represented by the shareholders present who shall have no less than one-third (1/3) of the voting rights of all shareholders at the General Meeting of Shareholders.

19.3    No cumulative voting shall be used for the resolution of the election of Directors.

Article 20 (Term of Office)

20.1    The term of office of each Director shall expire at the close of the Ordinary General Meeting of Shareholders held for the accounting period last to expire within one (1) year subsequent to his/her assumption of office.

20.2    The term of office of a Director who was appointed for increasing the number of Directors or filling a vacancy of the Director having retired from office before expiration of his/her office shall expire upon the expiration of the term of office of other Directors in service.

Article 21 (Convocation of the Board of Directors)

21.1    A notice to convene the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three (3) days before the meeting date; provided, however, that such period may be shortened in cases of emergency.

21.2    A meeting of the Board of Directors may be held without the procedures of convocation, if consented to by all the Directors and Corporate Auditors.

Article 22 (Method of Resolution)

The resolution of the Board of Directors shall be adopted by majority of votes of Directors present who constitute majority in number of all Directors.

Article 23 (Authority of Board of Directors)

The Board of Directors of the Company shall determine administration of affairs of the Company and supervise the performance of duties by the Directors.

Article 24 (Representative Director and Executive Director)

24.1    Directors to represent the Company shall be appointed by the resolution of the Board of Directors.

24.2    The Board of Directors may appoint Chairman, President, Executive Vice-president, Executive Managing Director and Managing Director.

Article 25 (Minutes of Board of Directors)

An outline of the course of proceedings at each Board of Directors’ meeting and results thereof shall be registered or recorded in the minutes with printed name and seal affixed or electronic signature affixed by Directors and Corporate Auditors present.

Article 26 (Release of Liability of Outside Directors)

The Company may enter into an agreement with an Outside Director for limitation of liabilities for damages due to acts set forth in Item 5, Paragraph 1, Article 266 of the Commercial Code in accordance with the provisions of Paragraph 19, Article 266 of the Commercial Code; provided, however, that the maximum amount of liabilities for damages under such agreement shall be as provided by laws and ordinances.

Article 27 (Regulation of the Board of Directors)

Matters other than those provided in this Chapter shall be governed by the Regulation of the Board of Directors established by the Board of Directors.

Chapter 5        Corporate Auditor and Board of Corporate Auditors

Article 28 (Number)

The number of Corporate Auditors shall be four (4) or less.

Article 29 (Election)

29.1    Corporate Auditors shall be elected at the General Meeting of Shareholders.

29.2    Corporate Auditors shall be elected by a majority of the voting rights represented by the shareholders present who shall have no less than one-third (1/3) of the voting rights of all shareholders at the General Meeting of Shareholders.

Article 30 (Supplemental Corporate Auditor)

30.1    The Company may elect a supplemental Corporate Auditor in advance at the Ordinary General Meeting of Shareholders to prepare for an event where the number of Corporate Auditors falls below the number required by laws and ordinances.

30.2    A supplemental Corporate Auditor shall be elected by a majority of the voting rights represented by the shareholders present who shall have no less than one-third (1/3) of the voting rights of all shareholders at the General Meeting of Shareholders.

30.3    Election of a supplemental Corporate Auditor provided for in Clause 30.1 shall be effective until the opening of the Ordinary General Meeting of Shareholders to be held immediately following such election.

Article 31 (Term of Office)

31.1    The term of office of each Corporate Auditor shall expire at the close of the Ordinary General Meeting of Shareholders held for the accounting period last to expire within four (4) years subsequent to his/her assumption of office.

31.2    The term of office of a Corporate Auditor who was appointed for filling a vacancy of the Corporate Auditor having retired from office before expiration of his/her office shall expire at the time of expiration of the term of office of the retired Corporate Auditor.

31.3    The term of office of a supplemental Corporate Auditor who was appointed in advance as provided for in Clause 30.1 shall expire at the time of expiration of the term of office of the retired Corporate Auditor.

Article 32 (Convocation of the Board of Corporate Auditors)

32.1    A notice to convene the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days before the meeting date; provided, however, that such period may be shortened in cases of emergency.

32.2    A meeting of the Board of Corporate Auditors may be held without the procedures of convocation, if consented to by all the Corporate Auditors.

Article 33 (Method of Resolution)

The resolution of the Board of Corporate Auditors shall be adopted by majority of votes of Corporate Auditors unless otherwise provided by laws and ordinances.

Article 34 (Minutes of Board of Corporate Auditors)

An outline of the course of proceedings at each Board of Corporate Auditors’ meeting and results thereof shall be registered or recorded in the minutes with printed name and seal affixed or electronic signature affixed by Corporate Auditors present.

Article 35 (Full-time Corporate Auditor)

Corporate Auditors shall by mutual agreement appoint Full-time Corporate Auditors from among themselves.

Article 36 (Regulation of Board of Corporate Auditors)

Matters other than those provided in this Chapter shall be governed by the Regulation of Board of Corporate Auditors established by the Board of Corporate Auditors.

Chapter 6        Accounts

Article 37 (Business Year and Settlement of Accounts)

37.1    The business year of the Company shall commence on April 1 every year and end on March 31 of the following year.

37.2    The accounts shall be settled at the final day of each business year.

Article 38 (Dividend)

The dividend shall be paid to shareholders or registered pledgees registered or recorded in the final Register of Shareholders, etc., as of the last day of each business year.

Article 39 (Interim Dividend)

The Company may declare distribution of money (“Interim Dividend”) provided for in Article 293-5 of the Commercial Code by the resolution of the Board of Directors to the shareholders and registered pledgees registered or recorded in the final Register of Shareholders, etc., as of September 30 every year.

Article 40 (Annulment Term)

The Company is exempted from liability for paying dividend and Interim Dividend if the same remains uncollected after three (3) years have elapsed from the first date on which such dividend and Interim Dividend became payable.

Supplemental Provisions

Article 1 (Shares to be Issued upon Incorporation)

1.1    The Company shall be incorporated by way of share transfer pursuant to Article 364 of the Commercial Code.

1.2    The class of shares to be issued upon incorporation of the Company shall be common stock and the number of shares thereof shall be 771,498,064 shares.

1.3    Notwithstanding the immediately preceding paragraph, if Daiichi Pharmaceutical Co., Ltd. (“Daiichi”) and Sankyo Company, Limited (“Sankyo”) cancel their treasury shares respectively and if Daiichi and Sankyo have newly issued shares of common stock respectively upon exercise of stock subscription rights and stock acquisition rights respectively issued by Daiichi and Sankyo, from the day immediately following March 31, 2005 (the “Calculation Date”) to the day immediately preceding the scheduled share transfer date, the number of shares to be issued upon the Share Transfer shall be the sum of Items 1 and 2 below with fractional shares less than one (1) share rounded downwards.

(1)	286,453,235 minus the number of treasury shares that Daiichi has canceled since the day immediately following the Calculation Date plus the number of shares of common stock of Daiichi newly issued after the day immediately following the Calculation Date upon exercise of stock subscription rights and stock acquisition rights issued by Daiichi, multiplied by one point one five nine (1.159).
(2)	439,498,765 minus the number of treasury shares that Sankyo has canceled since the day immediately following the Calculation Date plus the number of shares of common stock of Sankyo newly issued after the day immediately following the Calculation Date upon exercise of stock acquisition rights issued by Sankyo.

Article 2 (First Business Year)

Notwithstanding the provisions of Clause 37, the first business year of the Company shall commence on the date of incorporation of the Company and end on March 31, 2006.

Article 3 (Term of Office of First Corporate Auditors)

Notwithstanding the provision of Clause 31.1, the term of office of first Corporate Auditors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders held for the accounting period last to expire within one (1) year subsequent to his/her assumption of office.